March 13, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs

Matthew Derby

Maryse Mills-Apenteng

Mengyao Lu

Stephen Krikorian

Re:	Zscaler, Inc.

Registration Statement on Form S-1 (File No. 333-223072)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 9,646 copies of the Preliminary Prospectus dated March 13, 2018 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, March 15, 2018 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

GOLDMAN SACHS & CO. LLC

As representatives of the Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Lauren Cummings
Name: Lauren Cummings
Title: Executive Director

By:	Goldman Sachs & Co. LLC

By:	/s/ Craig Lee
Name: Craig Lee
Title: Managing Director